Exhibit 11

Matria Healthcare, Inc. and Subsidiaries
Computation of Earnings (Loss) per Share
(Amounts in thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Years Ended
	December 31,		December 31,
	2004	2003	2004	2003
Basic
Net earnings (loss)
Continuing operations	$4,155	$2,270	$(3,214)	$6,010
Discontinued operations	(2,589)	(204)	30,280	1,296

Net earnings (loss) available to common shareholders	$1,566	$2,066	$27,066	$7,306

Shares:
Weighted average number of common shares outstanding	15,741	15,264	15,520	15,198

Net earnings (loss) per common share:
Continuing operations	$0.26	$0.15	$(0.21)	$0.40
Discontinued operations	(0.16)	(0.01)	1.95	0.08

	$0.10	$0.14	$1.74	$0.48

Diluted
Net earnings (loss) available to common shareholders	$1,566	$2,066	$27,066	$7,306
Interest and debt expenses related to convertible subordinated notes	710	—	—	—

Net earnings (loss) available to common shareholders	$2,276	$2,066	$27,066	$7,306

Shares:
Weighted average number of common shares outstanding	15,741	15,264	15,520	15,198
Shares issuable from assumed exercise of options	927	546	—	344
Shares issuable from assumed conversion of 4.875% convertible senior subordinated notes	4,388	—	—	—

	21,056	15,810	15,520	15,542

Net earnings (loss) per common share:
Continuing operations	$0.23	$0.14	$(0.21)	$0.39
Discontinued operations	(0.12)	(0.01)	1.95	0.08

Total	$0.11	$0.13	$1.74	$0.47